UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant
Oracle Corp

2. Name of person relying on exemption

The Nathan Cummings Foundation

CalSTRS Investments

PGGM Investments

RPMI Railpen Investments

UAW Retiree Medical Benefits Trust

3. Address of person relying on exemption

475 Tenth Avenue, 14th Floor
New York, NY 10018

100 Waterfront Place, 14th Floor
West Sacramento, CA  95605-2807

Noordweg Noord 150
P.O. Box 117, 3704 JG Zeist
The Netherlands

23 Camomile Street
London EC3A 7LL
England, UK

P.O. Box 14309
Detroit, MI 48214

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Dear Oracle Shareholder:

We write to you as long-term shareholders in Oracle Corporation and as co-sponsors of the proxy access proposal that your fund will be asked to vote on at the upcoming annual meeting of Oracle Corporation on November 5, 2014.

We urge you to vote FOR Proposal No. 7.

We believe the case for proxy access is particularly compelling at Oracle Corporation, where insufficient board accountability and poorly designed compensation programs create significant risks for shareholders.

We equate the recent announcement on changes to Oracle’s leadership structure as simply a rearrangement of the deck chairs which serves to further empower executive management.  The CEO has stepped down - in title only - to become an Executive Chairman of the Board and Chief Technology Officer.  In his place the Company appointed two CEOs from the executive suite to serve coextensively - an unsustainable model that further consolidates the former CEO's control.  It is clear who remains in charge of the Board and why independent director representation is needed more than ever at Oracle.

BOARD GOVERNANCE CONCERNS

•
Independent Directors Needed.  We have long held concerns as to whose interests the Board of Oracle is serving and proxy access will allow long-term shareholders a mechanism to nominate independent candidates who can better represent broader shareholder interests and instil a culture of accountability.

•
Captive Board of Directors.  All three Compensation Committee members received withhold votes of 60% or more from non-insider shareholders at Oracle’s 2013 annual meeting.  Given the number of shares held by Mr. Ellison, the Compensation Committee has, in effect, been elected only because Mr. Ellison presumably cast his vote in support of their re-elections.  We believe Board members are being insulated from the preferences of non-insider shareholders.

•
Unresponsive Board.  The failed say-on-pay votes at two consecutive meetings should have resulted in measurable changes to Oracle’s compensation quantum and structure, but in our view, the structure remains largely the same.  The lack of response from the Board to these votes raises broader concerns around board governance and accountability to non-insider shareholders.

PROXY ACCESS

Our proposal provides a reasonable mechanism to nominate director candidates, including an ownership requirement of 3% for 3 years.  Director candidates would be elected upon approval from a majority of all shareholders, thus access could not be used by a shareholder seeking to obtain control of the Board.  We believe that the need for proxy access is clearly evident at Oracle Corporation given the significant risks to shareholders from insufficient board accountability and poorly designed compensation programs.

We therefore urge you to vote FOR our resolution to give shareholders access to the proxy and the ability to improve board accountability at Oracle Corporation.

This is NOT a solicitation of authority to vote your proxy.  Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by the Company.  The Nathan Cummings Foundation, CalSTRS, PGGM, RPMI Railpen, and UAW Retiree Medical Benefits Trust are not able to vote your proxies, and this communication does not contemplate such an event.  This communication is meant to inform you about The Nathan Cummings Foundation’s, CalSTRS’, PGGM’s, RPMI Railpen’s, and UAW Retiree Medical Benefits Trust’s opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2014 annual shareholders’ meeting of Oracle Corporation.

Sincerely,

Anne Sheehan
Director of Corporate Governance
California State Teachers’ Retirement System

William Dempsey
Chief Financial Officer
The Nathan Cummings Foundation

Catherine Jackson
Senior Advisor, Responsible Investment
PGGM Investments

Deborah Gilshan
Corporate Governance Counsel
RPMI Railpen Investments

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust